UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

Revance Therapeutics, Inc.

(Name of Subject Company)

Revance Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

761330109

(CUSIP Number of Class of Securities)

Mark J. Foley

President and Chief Executive Officer

1222 Demonbreun Street, Suite 2000

Nashville, TN 37203

(615) 724-7755

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Howard Ellin

Demetrius Warrick

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West New York, New York 10001

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 7 (which we refer to as this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2024, by Revance Therapeutics, Inc., a Delaware corporation (“Revance” or the “Company”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Crown Laboratories, Inc., a Delaware corporation (“Crown” and together with Merger Sub, the “Buyer Parties”), to purchase all of the outstanding Shares at an offer price of $3.65 per Share (the “Offer Price”).

The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Buyer Parties with the SEC on December 12, 2024, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Revance.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment No. 7 have the meanings given to them in the Schedule 14D-9. This Amendment No. 7 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information to be Furnished.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs under the header “Final Results of the Offer and Completion of the Merger”, as set forth below:

At one minute past 11:59 p.m., Eastern Time, on February 4, 2025 (such date and time, the “Expiration Time”), the Offer expired and was not further extended. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, advised Crown and Merger Sub that, as of the Expiration Time, a total of 86,197,893 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 82% of the issued and outstanding Shares as of the Expiration Time.

Accordingly, the Minimum Condition and all other conditions to the Offer have been satisfied. Merger Sub will promptly accept for payment, and will promptly pay for, all Shares validly tendered and not validly withdrawn in the Offer.

Revance expects that Crown and Merger Sub will consummate the Merger on February 6, 2025 pursuant to the terms of the A&R Merger Agreement through the merger of Merger Sub with and into Revance without a meeting of the Revance stockholders in accordance with Section 251(h) of the DGCL, with Revance continuing as the Surviving Corporation and a wholly owned subsidiary of Crown.

Following the consummation of the Merger, all Shares will be delisted from the Nasdaq. Revance and Crown intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspension of all Revance’s reporting obligations under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than twenty (20) days thereafter.

ITEM 9.	EXHIBITS

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Joint Press Release issued by Crown Laboratories, Inc. and Revance Therapeutics, Inc., dated February 5, 2025 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2025

Revance Therapeutics, Inc.

By:	/s/ Mark J. Foley
Name:	Mark J. Foley
Title:	President and Chief Executive Officer

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